EXHIBIT 99.1

SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 8 January 2019

8 January 2019	Director/PDMR Shareholding
4 January 2019	Director/PDMR Shareholding
2 January 2019	Total Voting Rights

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

8 January 2019	Scrip Dividend
8 January 2019	NG reaches agreement with Massachusetts Gas Unions
7 January 2019	Ofgem Sector Specific Consultation
20 December 2018	Board Change-Non Executive Director Appointment
12 December 2018	Appointment of new Chief Financial Officer